SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 19)

                                 GENENTECH, INC.
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                                (Name of Issuer)

                  CALLABLE PUTABLE COMMON STOCK $.02 PAR VALUE
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                         (Title of Class of Securities)

                                    368710307
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                                 (CUSIP Number)

                                Peter R. Douglas
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                            Tel. No.: (212) 450-4000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 16, 1999
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Note. This document is being electronically filed with the Commission using the EDGAR system. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

Schedule 13D
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CUSIP No. 368710307                   13D                      Page 2 of 5 Pages

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             Roche Holdings, Inc.     51-0304944

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  |_|
                                                                     (b)  |_|
     3       SEC USE ONLY

     4       SOURCE OF FUNDS
             BK, WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e).                                        |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

       NUMBER OF             7      SOLE VOTING POWER                     N/A
         SHARES
      BENEFICIALLY           8      SHARED VOTING POWER                   N/A
        OWNED BY             9      SOLE DISPOSITIVE POWER                N/A
          EACH               10     SHARED DISPOSITIVE POWER              N/A
       REPORTING
      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                          N/A
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               |_|

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Not applicable

    14       TYPE OF REPORTING PERSON
             CO





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



     The following information amends and supplements the Schedule 13D dated September 11, 1990, as previously amended (as so amended, the "Schedule 13D").

Item 1. Security and Issuer.

     This statement relates to the Callable Putable Common Stock, par value $0.02 per share (the "Special Common Stock" ) of Genentech, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1 DNA Way, South San Francisco, California 94080.

Item 3. Source and Amount of Consideration

     The aggregate amount of funds (the "Funds") required for the Redemption referred to below was $3,761,367,225 and was obtained from bank borrowings and from working capital.

Item 4. Purpose of Transaction

     All of the Special Common Stock was redeemed by the Company (the "Redemption") on June 16, 1999 and ceased to be outstanding at that time.

     Trading in the Special Common Stock ceased on June 16, 1999, and the reporting person understands that the New York Stock Exchange and the Pacific Stock Exchange have each filed a Form 25 with the Securities & Exchange Commission (the "SEC") requesting the delisting and deregistration of the Special Common Stock. On June 16, 1999, the Company filed a Form 15 with the SEC requesting the deregistration of and termination of filing requirements under the Securities Exchange Act of 1934, as amended, with respect to the Special Common Stock.



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



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

     Dated: June 17 , 1999



                                             ROCHE HOLDINGS, INC.

                                             By: /s/ Dr. Henri B. Meier
                                                ---------------------------
                                             Name: Dr. Henri B. Meier
                                             Title: Chief Financial Officer





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